Kathleen Werner
Partner

TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
August 13, 2007
VIA EDGAR AND BY FEDERAL EXPRESS
Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 2059-0405

Re:	Corporate Property Associates 17 — Global Incorporated
Amendment No. 1 to Form S-11
Filed on June 22, 2007
File No. 333-140842
Dear Ms. Garnett:
On behalf of our client, Corporate Property Associates 17 — Global Incorporated, a Maryland corporation (the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 25, 2007 (the “July 25 Letter”), with respect to the Amendment No. 1 of the Registration Statement on Form S-11 (File No. 333-140842) (the “Registration Statement”) filed by the Company on June 22, 2007. The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 25 Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of the Registration Statement, which was filed today as Amendment No. 2 by the Company via EDGAR, reflecting all changes to the Amendment No. 1 of the Registration Statement. All page references in the responses below are to the pages of the blacklined version of the Registration Statement.
General Comments
1.	We are still considering your response to comment 3 and may have additional comments.

Corporate Property Associates 17 — Global Incorporated
August 13, 2007

          The Company acknowledges the Staff’s continuing consideration of our response to comment 3.
Prospectus Cover Page
2.	We reissue comment 8. Please revise to strike the reference to “Carey Financial, LLC” at the bottom of the page since this is not a firm commitment offering.
          In response to the Staff’s comment, the requested reference has been deleted.
3.	We note that much of the information in footnote (1) to the fee table is unrelated to the table. Please revise to separate from footnote (1) disclosure regarding the best-efforts nature of the selling effort, the escrow arrangement, and the offering period.
          In response to the Staff’s comment, disclosure relating to the best-efforts nature of the selling effort, the escrow arrangement and the offering period has been separated from footnote (1).
Prospectus Summary
Investment Program, page 9
4.	In response to comment 11 you state that “the maximum leverage that our advisor may arrange for us to incur in the aggregate on our portfolio without the approval of our board of directors is limited to 75% of the total costs of our investments, which means that we may leverage our equity capital by up to 300% of our net assets.” Please advise us how 75% of the total costs of your investments would be equal to 300% of your net assets. We note that your net asset balance could include items such as your cash balance while the cost of your investment would not.
          In response to the Staff’s comment, this disclosure has been revised throughout the prospectus to clarify that the Company will exclude cash balances and similar assets that are not part of the acquisitions portfolio from net assets for purposes of the leverage limitation.
Compensation, page 17
5.	Refer to the discussion of Operational Stage compensation. On page 19, you state that “all fees, expenses and distributions on the special general partner interest payable during the operational stage are subject to the 2%/25% Guideline (the greater of 2% of average invested assets or 25% of adjusted net income, as defined in the advisory agreement).” Please revise to note how the average invested assets and adjusted net income are determined under the advisory agreement.

Corporate Property Associates 17 — Global Incorporated
August 13, 2007

          In response to the Staff’s comment, average invested assets and adjusted net income are now defined on page 20.
Conflicts of Interest, page 61
Most of our officers and certain of our directors have ownership interests in W. P. Carey., page 62
6.	We reissue comment 26. Please revise this section to note the name of your officers and directors that have ownership interests in W.P. Carey, and to quantify their ownership interest in W.P. Carey.
          In response to the Staff’s comment, the requested information has been added on page 64.
Prior Offerings by Affiliates, page 68
7.	Refer to the discussion of mergers of prior programs on page 71. Please revise to clarify whether investors in these companies received cash or stock in the surviving company in exchange for their shares in the merged entity.
          In response to the Staff’s comment, the requested disclosure has been added on page 73.
Diversification With Real Estate May Reduce Risk And / Or Increase Return (1990 — 2006), page 72
8.	We note that you disclose returns with and without a certain percentage investment in the CPA Programs. Please revise to disclose how you calculated the returns for the operating CPA REITs. For instance, in calculating the returns for the operating CPA REITs please disclose whether this is before or after certain fees such as management fees are taken into account. Also, please disclose whether the returns include the potential sale of their properties based on appraised value.
          In response to the Staff’s comment, the requested disclosures have been added on page 74.
9.	In the second full paragraph on page 72 you state that for the 20% Real Estate portfolio “the returns over the 16 year period ranged from -5.45% to 9.18%.” However, below the pie chart for the 20% Real Estate portfolio on page 72 you state that average return for that portfolio was 10.25%. Please reconcile these two disclosures.
          In response to the Staff’s comment, the Company has reconciled the two disclosures on page 74.

Corporate Property Associates 17 — Global Incorporated
August 13, 2007

Advisory Agreement, page 86
10.	We reissue comment 38 in part. Please revise this section to discuss the effect of any regulatory action against W.P. Carey or Carey Financial on your ability to terminate the advisory agreement. Also, please revise to note whether an adverse decision against W.P. Carey or Carey Financial would cause the automatic termination of the advisory agreement or whether you would have the option to terminate the agreement. If there would be an automatic termination or if you would have the right to terminate the agreement, please note whether you would be required to pay a termination fee.
          In response to the Staff’s comment, the requested disclosure has been added on page 90.
Exhibit 8.1 — Tax Opinions
11.	We note that your tax opinion is premised on certain written representations. Please revise the opinion to clarify that the representation relate to factual matters.
          In response to the Staff’s comment, the opinion has been revised to clarify that the representation relate to factual matters.
12.	Refer to the last paragraph of the opinion and the statement that the opinion may not be relied upon by anyone else without counsel’s prior written consent. This statement is not appropriate because it could limit investors’ ability to rely on the opinion. Please provide a revised opinion that omits any limitation on reliance.
          In response to the Staff’s comment, the statement at issue has been deleted from the opinion and a revised opinion has been filed with Amendment No. 2.
          We note that in response to a telephonic request made by the Staff subsequent to their July 25 Letter, the Company has provided financial statements updated for the period from inception, February 20, 2007, through June 30, 2007 in Amendment No. 2.
Sincerely,
/s/ Kathleen L. Werner

Enclosures

cc:	Cicely LaMothe
Yolanda Crittendon
David Roberts
Douglas Barzelay
Thomas Wilkin